March 23, 2011

Mr. David Edgar
Ms. Melissa Feider
Mr. Patrick Gilmore
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	Shanda Interactive Entertainment Limited Form 20-F for the Fiscal Year Ended December 31, 2009 Filed May 20, 2010 File No. 000-50705

Dear Mr. Edgar, Ms. Feider and Mr. Gilmore:

We provide the following responses to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated February 23, 2011 with respect to the Form 20-F for the fiscal year ended December 31, 2009 of Shanda Interactive Entertainment Limited (the “Company”), which was filed on May 20, 2010 and amended on November 5, 2010 (the “2009 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

While we believe that we currently have adequate internal control procedures in place….., page 31

1.
We note your responses to prior comments 4 and 8.  Please confirm if any of the individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting are certified public accountants or hold other similar professional designations.  Tell us the educational background for your Finance Director, Accounting Manager, and Internal Audit Manager.  Additionally, for each individual identified, please describe the extent of U.S. GAAP, internal controls over financial reporting, or SEC reporting experience from their former jobs, if any.  Finally, please describe in further detail the nature and extent of U.S. GAAP training courses taken by each individual identified, including the frequency it is taken.  In your response, please address why you believe these individuals have sufficient experience to prepare your financial statements in accordance with U.S. GAAP and maintain effectiveness of internal controls over financial reporting.

The Company advises the Staff that, as indicated in its response to prior Comment 4, the following individuals are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of the Company’s internal control over financial reporting: the Chief Financial Officer, the Finance Director, two Accounting Managers and the Internal Audit Manager. Among them, the Finance Director and one of the Accounting Managers are members of the Institute of Certified Public Accountants of

Mr. David Edgar
Ms. Melissa Feider
Mr. Patrick Gilmore

the People’s Republic of China and the Internal Audit Manager is a certified internal auditor and holds a certification of CICPA.

The following information sets forth the educational background and working experience for each of the Company’s Finance Director, Accounting Managers and Internal Audit Manager.

•
The Finance Director graduated in finance and accounting from Shanghai University in 1994. He worked exclusively in the public accounting sector from 1994 to 2007, including over 11 years of experience with KPMG Huazhen Certified Public Accountants (“KPMG”). During that period, he had built up his knowledge and understanding of U.S. GAAP through managing a wide array of clients including The Gillette Company, General Mills Inc., ICI Ltd., and Solectron Corporation, most of which required both statutory and U.S. GAAS audit. He was the manager in charge of the audit of Gillette’s business and operations in China from 1998 to 2005. From 1998 to 2002, he was the manager in charge of the audit of General Mills’ business and operations in China.  After he joined the Company, he also participated in the initial public offering of Shanda Games Limited on Nasdaq in 2009 and further built up his knowledge and experience in various U.S. GAAP topics.

•
One of the Accounting Managers graduated with a bachelor’s degree in finance from Fudan University in 2003.  She had 7 years of experience with KPMG before joining the Company. During the period with KPMG, she had acquired solid knowledge of U.S. GAAP through serving clients including The Gillette Company and ICI Ltd. for years.  The other Accounting Manager graduated with a bachelor’s degree in finance and accounting from Sanda University in 2000.  She has 8 years of experience with KPMG before joining the Company.  During the period, she had acquired solid knowledge of U.S. GAAP through serving clients including PepsiCo China companies.

•
The Internal Audit Manager graduated with a bachelor’s degree in mathematics from Northwest University for Nationalities in 1993. Prior to joining the Company, he worked in ZhenDeXin CPA firm for over ten years. During that period, he had built up his knowledge and understanding of U.S. GAAP through serving a wide array of clients including  Hainan Helpson Medicine & Biotechnique Co., Ltd. .

The Company further advises the Staff that, each of its Finance Director, the Accounting Managers and Internal Audit Manager have taken the following U.S. GAAP training courses:

•
The Finance Director attends training courses and conferences organized by PricewaterhouseCoopers (“PWC”) and the Chinese Institute of Certified Public Accountant quarterly, which mainly include quarterly U.S. GAAP and PRC accounting updates, Risk Management and Sarbanes-Oxley Act related matters. The topics covered in such training courses and conferences include revenue recognition, common issues in the calculation of EPS, business combination, purchase price allocation and entertainment industry related accounting issues. In addition, he also subscribes to news from such websites as www.cfodirect.pwc.com to understand the recent developments of accounting pronouncements or SEC regulations and rules.

In 2010, he attended a 1.5-day training course on “Comparison Between CAS/IFRS/US GAAP,” a one-day training course on “Year End Focus List - Points for Issuers to

Mr. David Edgar
Ms. Melissa Feider
Mr. Patrick Gilmore

Consider,” a half-day training course on “Common Issues in Calculation of EPS,” a half- day training course on “Purchase Price Allocation,” and a one-day training course on “Subsequent Events Disclosure”. In 2009, he attended training courses mainly on “FAS 167 – Change in the FIN46(R) model”, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures About Fair Value Measurements” and “EITF 09-4, Seller Accounting for Contingent Consideration”, provided by PWC.

•
The Accounting Managers attend training courses and conferences organized by PWC quarterly relating to the latest developments in U.S. GAAP and other topics in accounting. While they were with KPMG, they also undertook 2~3 days training programs in U.S. GAAP/US GAAS annual update.

They also attend formal continuing training courses organized by PWC quarterly and conferences organized by other professional organizations. The topics covered in such training courses and conferences include revenue recognition, business combination, retrospective accounting policy changes - SEC reporting implications, issues in intangible assets and issues in statement of cash flow, and entertainment industry related accounting issues.   In 2009 and 2010, they also attended the training courses that the Finance Director attended as described above.  In addition, they subscribe news from such websites as www.cfodirect.pwc.com to understand the recent developments of accounting pronouncements or SEC regulations and rules and will perform further study on these new developments.

•
The Internal Audit Manager attends training courses and conferences organized by PWC or KPMG and CPE INC., or professional organizations such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) quarterly. The training courses mainly include quarterly U.S. GAAP/SEC update, GAAP comparison, risk management and Sarbanes-Oxley Act related disclosure.  As a Certified public accountant, he attends continuing professional education by the Chinese institute of certified public accountants every year.  As a Certified internal auditor, he attends professional education training given by the Institute of Internal Auditors every year.

In 2010, he attended a two-day training course on “Internal Control & Risk Management Conference,” provided by JFPS which is a leading business performance enhancement company and provides professional training courses, a one-day training course on “The 3rd China Summit on Anti-Corruption” provided by the American Conference Institute, a half-day training course on “Purchase Price Allocation,” and a one-day training course on “Subsequent Events Disclosure,” all of which were provided by Deloitte. In 2009, he attended a half-day training courses on “SEC Conference an Accounting & Reporting Update for Public Companies” provided by CPE.

Due to the above, the Company believes that the above individuals have sufficient experience to prepare its financial statements in accordance with U.S. GAAP and maintain effectiveness of internal controls over financial reporting.

Restrictions on Cash Transfers to the Company, page 90

Mr. David Edgar
Ms. Melissa Feider
Mr. Patrick Gilmore

2.
We note that payment of dividends of a PRC company may be made out of accumulated profits as determined in accordance with accounting standards and regulations in China.  Please tell us and consider disclosing if the restricted net assets disclosed on page 34 ($373.6 million) are calculated in accordance with Chinese or U.S. accounting standards.  If there are any significant differences between restricted net assets calculated in Chinese accounting standards as compared to U.S. accounting standards, please explain them to us in your response and consider disclosing these differences.  Also, please explain how this amount reconciles to your statutory reserves disclosed in the consolidated balance sheets ($28.8 million).

The Company respectfully advises the Staff that the restricted net assets disclosed on page 34 ($373.6 million) are calculated in accordance with U.S. accounting standards. There are no significant difference between the accumulated profits of the Company’s PRC subsidiaries and VIEs as determined in accordance with Chinese and U.S. accounting standards.

The Company’s PRC subsidiaries and the VIE entities are required on an annual basis to make appropriations of retained earnings as statutory reserves set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations.

According to relevant PRC laws and regulations, the Company’s PRC subsidiaries may distribute dividends only out of their accumulated profits as determined in accordance with Chinese accounting standards after they have met the statutory requirements for appropriation to statutory reserve. The paid-in capital and statutory reserves of the Company’s PRC subsidiaries are not allowed to be transferred to the Company in the form of loans, advances or cash dividends.

The Company does not have direct equity interests in its PRC VIE entities for which the Company is the primary beneficiary. As a result, under the relevant PRC laws and regulations, no net assets of the Company’s PRC VIE entities are allowed to be transferred to the Company in the form of loans, advances or cash dividends.

The details of the total restricted net assets and the reconciliation between the total net assets and the statutory reserves are tabulated below:
In US$ million	Statutory reserves	Paid-in capital	Other net assets items, mainly the retained earnings	Total

PRC subsidiaries	20.6	100.5	-	121.1
PRC VIE entities	8.2	52.6	292.7	353.5
Sub-total	28.8	153.1	292.7	474.6
Less: intercompany eliminations				(101)
Total restricted net assets				373.6

Mr. David Edgar
Ms. Melissa Feider
Mr. Patrick Gilmore

Note 3.  Principal Accounting Policies, (2)  Consolidation, page F-11

3.
We note your response to prior comment 7 where you indicate that you believe a loss of control of any PRC entity now consolidated is not reasonably possible.  Notwithstanding this conclusion, please tell us how you considered disclosing your assessment’s impact on how you believe each significant control and economic benefits agreements are enforceable under PRC and local law in your consolidation policy footnote disclosure pursuant to ASC 810-10-50-8.

The Company respectfully advises the Staff that it considered the potential impact of GAPP Circular 2009 and other PRC laws and regulations when drafting Note 3(2) (Consolidation) to its financial statements. For that purpose, the Company consulted its PRC counsel, Jade & Fountain, as to whether there is a reasonable possibility of its losing control of any of the consolidated VIEs as a result of GAPP Circular 2009 or any other PRC laws and regulations. Jade & Fountain advised the Company that the VIE documents are in compliance with, and enforceable under existing PRC laws and regulations. In addition, the issuance of GAPP Circular 2009 will not materially and adversely impact the Company's ability to direct the activities of its VIEs or affect the enforceability of the VIE documents in China, as discussed in the Company's response letters dated November 5, 2010 and January 28, 2011. Based on Jade & Fountain's advice, the Company did not specifically refer to any PRC laws or regulations, including GAPP Circular 2009 in Note 3(2) (Consolidation). The Company further advises the Staff that it believes that Note 3(2) (Consolidation) has disclosed all the significant judgments and assumptions in accordance with 810-10-50-8.

*           *           *

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-21) 5080-5132 or by email at gracewu@snda.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Thank you very much for your assistance.

Sincerely,

By:       /s/ Grace Wu
Name:  Grace Wu
Title:    Chief Financial Officer

cc:        James C. Lin, Davis Polk & Wardwell LLP